

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2011

Kenneth Bloom
Chief Executive Officer and President
BlueData Corporation
2700 Gateway Centre Blvd., Suite 600
Morrisville, North Carolina 27560

> **Re:** **BlueData Corporation**
> **Registration Statement on Form 10-12G**
> **Filed February 23, 2011**
> **File No. 0-54281**

Dear Mr. Bloom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

Forward Looking Statements, page 1

3.   Please revise your filing to remove any implication that the forward-looking statements included in your filing are covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. See Exchange Act Section 21E(a)(1). In that regard, we note your statement that forward-looking statements are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act.

Description of Business, page 2

Target Industry, page 3

4.   Please explain why you selected the target industry.

Form of acquisition; Opportunity for stockholder approval, page 7

5.   We note your disclosure that "a Business Combination will depend upon…the respective requirements and desires of management of our Company and of the Target Business." Please include a discussion of your management's requirements and desires in this regard.

Management's Discussion and Analysis of Financial Statements and Results of Operations, page 20

Liquidity and Capital Resources, page 21

6.   Discuss the terms of your loans from stockholders and your plans to repay these loans. Describe the stockholders' obligations, if any, to provide additional funds.

7.   Please revise your discussion in this section to quantify the amount of funds that will be required for you to file Exchange Act reports and investigate and analyze potential business combinations.

8.   Please revise your filing to clarify how you will obtain the necessary funds to cover your costs for the next 12 months should the funds contributed by your stockholders be insufficient.

Properties, page 21

9.   Please reconcile your disclosure at page 21 that you maintain your principal executive offices in North Carolina with your disclosure at page 22 that your officers are located in Connecticut.

Security Ownership of Certain Beneficial Owners and Management, page 21

10.   Please provide the information presented in this section as of the most recent practicable date. Please see Item 403(a) of Regulation S-K.

Directors and Executive Officers, page 22

11.   On page eight under "Employees" you state that "the amount of time [your executive officers] will devote to [your] operations in any time period will vary based on whether a Target Business has been selected for the Business Combination and the stage of the Business Combination process the Company is in." Please revise your disclosure in this section and elsewhere in your filing to provide an estimate of how much time Kenneth and Deborah Bloom currently devote to your business to search for and evaluate a Business Combination.

12.   Please briefly discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transaction, and Director Independence, page 25

13.   We note your disclosure that "Kenneth Bloom and Deborah Bloom have committed to taking responsibility for all expenses incurred by the Company through the date of completion of a Business Combination," and your statement that therefore the Company will not be responsible for any of its expenses until the consummation of a transaction. Please explain how this commitment is evidenced and whether the Company would be able to enforce this commitment. Please file any related agreements as exhibits to your filing. In addition, please clarify how such commitment relieves you of responsibility for any of your expenses.

14.   We note your statement that "Kenneth Bloom and Deborah Bloom are involved in other business activities …." Please describe in this section the other business activities in which they are involved.   Add disclosure regarding any specific conflicts of interest involving your officers and directors. Please also disclose the nature of any of their business activities that possess similar investment objectives to you.

Exhibits

15.   Please file, as an exhibit, the Demand Grid Promissory Note Agreement mentioned in Note 4 of the financial statements. See Item 601(b)(10) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director